Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

February 21, 2008

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on 21 February 2008 through Marketwire.

Item 4                                Summary of Material Change

MAG SILVER ANNOUNCES COMPLETION OF WARRANT EXERCISE

Vancouver, B.C…MAG Silver Corp. (TSX: MAG) (AMEX: MVG) (“MAG”) announces that 1,380,000 warrants have been exercised at a price of $10.00 per warrant for gross proceeds of $CDN 13,800,000. The warrants exercised represent 100% of those available for exercise and were issued in connection with a private placement that closed in February 2007 and were due to expire on February 14, 2008. The funds received will be used to supplement general corporate working capital. After the above warrant exercises the company’s treasury has a cash balance of $CDN 70,000,000. The company now has 48,287,196 shares issued and outstanding and there are no further warrants outstanding.

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 21 February 2008 (NR#08-04) for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 22 February 2008